

SECU[illegible] 07007607 [illegible]SION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manchester Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kurr 612-436-2875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7601 France Ave S Suite 400 (Address) Minneapolis (City) MN (State) 55435 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Kurr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manchester Financial Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Support Services

Title

Notary Public



Genevieve Scott Nordstrom
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manchester Financial Group, LLC

Financial Statements and Additional Information

Years Ended December 31, 2006 and 2005

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Manchester Financial Group, LLC as of December 31, 2006 and 2005, and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 14, 2007
St. Paul, Minnesota

Manchester Financial Group, LLC

Statements of Financial Condition

December 31, 2006 and 2005

Assets		2006		2005
Cash	$	10,518	$	46,916
Due from related party		611,205		521,585
Other assets		-		1,341
Goodwill		29,739		29,739
TOTAL ASSETS	$	651,462	$	599,581

Liabilities and Member's Equity				
Liabilities:				
Accounts payable	$	-	$	853
Accrued expenses		-		3,000
Total liabilities		-		3,853
Member's equity		651,462		595,728
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	651,462	$	599,581

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Income

Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Revenues	$ 281,200	$ 898,037
Reimbursed expenses	-	14,035
Total revenue	281,200	912,072
Operating expenses	225,466	560,892
Net income	$ 55,734	$ 351,180

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Member's Equity

Years Ended December 31, 2006 and 2005

		Member's Equity
Balance -December 31, 2004	$	244,548
Net income		351,180
Balance - December 31, 2005		595,728
Net income		55,734
Balance - December 31, 2006	$	651,462

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$ 55,734	$ 351,180
Adjustments to reconcile net income to net cash flows from operating activities:		
Accounts receivable	-	5,608
Due from related party	(89,620)	(419,876)
Other assets	1,341	3,958
Accounts payable and accrued expenses	(3,853)	2,488
Net cash used in operating activities	(36,398)	(56,642)
Net change in cash	(36,398)	(56,642)
Cash at beginning of year	46,916	103,558
Cash at end of year	$ 10,518	$ 46,916

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited liability company and is a wholly owned subsidiary of Manchester Companies, Inc. (MCI). The Company is engaged in mergers and acquisitions, capital raising activities, and financial advisory services in the upper Midwest.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

Revenue resulting from consulting fees are recognized in the period the services are provided. Success fees are recognized upon closing a deal.

Due from Related Party

Balances due from related parties are stated at the amount management expects to collect from balances outstanding at year-end. No allowance for doubtful accounts was considered necessary at December 31, 2006 and 2005.

Goodwill

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company assesses goodwill for impairment at least annually. No impairment adjustment was deemed necessary for the years ended December 31, 2006 and 2005.

Income Taxes

The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Manchester Financial Group, LLC

Notes to Financial Statements

Note 2 Related-Party Transactions

The Company has an expense sharing agreement with MCI in which MCI pays all MCI and Company expenses and then invoices the Company for the expenses related to the Company's operations. These expenses include, but are not limited to, rent, professional and administrative services, payroll, and supplies. Under the agreement, the Company charged to operating expenses $189,036 in 2006 and $514,618 in 2005. The Company had advances to MCI of $611,205 and $521,585 at December 31, 2006 and 2005, respectively, which are noninterest bearing and due on demand.

Note 3 Concentrations

Approximately 89% and 60% of revenue was derived from a single client in 2006 and 2005, respectively.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $10,518 which was $5,518 in excess of its required net capital of $5,000 and $43,063 which was $38,063 in excess of its required net capital of $5,000, respectively. At December 31, 2006 and 2005, the Company's ratio of aggregate indebtedness to net capital was zero and .09 to 1, respectively.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2006 and 2005, FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

Additional Information

MANCHESTER FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31,	
	2006	2005
COMPUTATION OF NET CAPITAL		
Total member's equity	$ 651,462	$ 595,728
Deductions and/or charges:		
Non-allowable assets:		
Due from related party	$ 611,205	$ 521,585
Other current assets and goodwill	29,739	31,080
	640,944	552,665
Net capital before haircuts on securities owned	10,518	43,063
Haircuts on corporate securities	0	0
Net capital	$ 10,518	$ 43,063
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial position	$ 0	$ 3,853
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 5,518	$ 38,063
Ratio: Aggregate indebtedness to net capital	0	0.09 to 1



Board of Governors
Manchester Financial Group, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

In planning and performing our audit of the financial statements and supplemental schedule of Manchester Financial Group, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

St. Paul, Minnesota
February 14, 2007

END